Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE

Contact:             Jeff Wakely

Chief Financial Officer

617-431-9458

jwakely@techtarget.com

Rick Olin

General Counsel

617-431-9465

rolin@techtarget.com

TechTarget, Inc. Announces Results of its Tender Offer

Newton, MA — December 10, 2010 — TechTarget, Inc. (NASDAQ: TTGT) announced today the results of its tender offer to purchase up to 10,000,000 shares of its common stock at a price of $6.00 per share, which expired at 5:00 p.m., New York City time, on December 9, 2010.

TechTarget has accepted for purchase 5,909,894 shares of its common stock, at a purchase price of $6.00 per share, for a total cost of approximately $35.5 million.  Based on the final tabulation by Computershare Trust Company, N.A., the Depositary for the tender offer, 5,909,894 shares of TechTarget’s common stock, including 143,873 shares subject to guaranteed delivery procedures, were properly tendered and not withdrawn.

Immediately following the purchase of the tendered shares, TechTarget will have approximately 36.75 million shares of common stock outstanding. As a result of the level of participation in the tender offer, the Company does not currently intend to obtain any additional debt financing or increase its existing credit facility following the completion of the tender offer.

“We are pleased with the results of the tender. We were able to buy approximately 5.9 Million of our shares, so that the corresponding reduction of the number of outstanding shares of our common stock will result in accretion to our earnings per share. This transaction is a good use of our cash and we were able to reduce our VC overhang by 4 million shares”, said Greg Strakosch, CEO of TechTarget.

Georgeson Securities Corporation is acting as the Dealer Manager and the Information Agent is Georgeson Inc. The Depositary is Computershare Trust Company, N.A. For questions and information, please call the Information Agent toll free at (800) 248-7690.

About TechTarget

TechTarget (www.techtarget.com) (NASDAQ: TTGT) is a leading global technology media company with more than 90 technology-specific websites, 9 million registered members, and more than 10 years of groundbreaking accomplishments. Our extensive editorial and vendor-sponsored content fulfills the needs of tech pros looking for in-depth coverage of technology topics throughout their buying process and positions us to meet the needs of technology marketers targeting qualified technology audiences.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: TechTarget’s stock price, changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the Internet and information technology industries; changes in facts and circumstances and other uncertainties concerning the completion of the tender offer; and the ability of TechTarget to achieve the benefits contemplated by the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

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